Exhibit 12.1

TIPTREE INC.
Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in Thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Fixed charges:
Interest expense(1)	$12,601	$38,948	$52,043	$45,838	$52,069	$34,495
Portion of rental expense which represents interest factor(2)	1,061	2,272	2,107	1,907	503	94
Total fixed charges	$13,662	$41,220	$54,150	$47,745	$52,572	$34,589
Earnings available for fixed charges
Income (loss) before taxes from continuing operations	$(5,466)	$(3,330)	$49,140	$(2,904)	$(2,383)	$19,476
Add: fixed charges	13,662	41,220	54,150	47,745	52,572	34,589
Total Earnings	$8,196	$37,890	$103,290	$44,841	$50,189	$54,065
Ratio of earnings to fixed charges	0.60	0.92	1.91	0.94	0.95	1.56
Deficit	$(5,466)	$(3,330)		$(2,904)	$(2,383)

(1) Includes amortization of deferred financing costs and discounts.
(2) Interest calculated using an assumed interest factor of 33% of rental expense.